UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 2)*

Digital Domain Media Group, Inc.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

25386U104

(CUSIP Number)

Nathan Ward 505 South Flagier Dr., Suite 1400 West Palm Beach, FL 33401

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

August 14, 2012

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 25386U104	Page 2 of 14 Pages

(1)	Names of reporting persons PBC GP III, LLC 27-1665113
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
(3)	SEC use only
(4)	Source of funds (see instructions) OO
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e)
(6)	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with:	(7)	Sole voting power 0 (See Item 5)
	(8)	Shared voting power 16,402,483 (See Item 5)
	(9)	Sole dispositive power 0 (See Item 5)
	(10)	Shared dispositive power 16,402,483 (See Item 5)
(11)	Aggregate amount beneficially owned by each reporting person 16,402,483 (See Item 5)
(12)	Check if the aggregate amount in Row (11) excludes certain shares (see instructions)
(13)	Percent of class represented by amount in Row (11) 37.7%
(14)	Type of reporting person (see instructions) OO

SCHEDULE 13D

CUSIP No. 25386U104	Page 3 of 14 Pages

(1)	Names of reporting persons PBC Digital Holdings, LLC 27-3521552
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
(3)	SEC use only
(4)	Source of funds (see instructions) OO
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e)
(6)	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with:	(7)	Sole voting power 0 (See Item 5)
	(8)	Shared voting power 7,992,101 (See Item 5)
	(9)	Sole dispositive power 0 (See Item 5)
	(10)	Shared dispositive power 7,992,101 (See Item 5)
(11)	Aggregate amount beneficially owned by each reporting person 7,992,101 (See Item 5)
(12)	Check if the aggregate amount in Row (11) excludes certain shares (see instructions)
(13)	Percent of class represented by amount in Row (11) 18.3%
(14)	Type of reporting person (see instructions) OO

SCHEDULE 13D

CUSIP No. 25386U104	Page 4 of 14 Pages

(1)	Names of reporting persons PBC MGPEF DDH, LLC 27-3989173
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
(3)	SEC use only
(4)	Source of funds (see instructions) OO
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e)
(6)	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with:	(7)	Sole voting power 0 (See Item 5)
	(8)	Shared voting power 4,707,340 (See Item 5)
	(9)	Sole dispositive power 0 (See Item 5)
	(10)	Shared dispositive power 4,707,340 (See Item 5)
(11)	Aggregate amount beneficially owned by each reporting person 4,707,340 (See Item 5)
(12)	Check if the aggregate amount in Row (11) excludes certain shares (see instructions)
(13)	Percent of class represented by amount in Row (11) 10.8%
(14)	Type of reporting person (see instructions) OO

SCHEDULE 13D

CUSIP No. 25386U104	Page 5 of 14 Pages

(1)	Names of reporting persons PBC Digital Holdings II, LLC 27-4388494
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
(3)	SEC use only
(4)	Source of funds (see instructions) OO
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e)
(6)	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with:	(7)	Sole voting power 0 (See Item 5)
	(8)	Shared voting power 3,036,488 (See Item 5)
	(9)	Sole dispositive power 0 (See Item 5)
	(10)	Shared dispositive power 3,036,488
(11)	Aggregate amount beneficially owned by each reporting person 3,036,488 (See Item 5)
(12)	Check if the aggregate amount in Row (11) excludes certain shares (see instructions)
(13)	Percent of class represented by amount in Row (11) 7.0%
(14)	Type of reporting person (see instructions) OO

SCHEDULE 13D

CUSIP No. 25386U104	Page 6 of 14 Pages

(1)	Names of reporting persons PBC DDH Warrants, LLC 27-3970997
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
(3)	SEC use only
(4)	Source of funds (see instructions) OO
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e)
(6)	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with:	(7)	Sole voting power 0 (See Item 5)
	(8)	Shared voting power 666,554 (See Item 5)
	(9)	Sole dispositive power 0 (See Item 5)
	(10)	Shared dispositive power 666,554 (See Item 5)
(11)	Aggregate amount beneficially owned by each reporting person 666,554 (See Item 5)
(12)	Check if the aggregate amount in Row (11) excludes certain shares (see instructions)
(13)	Percent of class represented by amount in Row (11) 1.5%
(14)	Type of reporting person (see instructions) OO

Item 1.	Security and Issuer.

This Amendment No. 2 (the “Amendment”) relates to the Statement of Beneficial Ownership on Schedule 13D filed jointly by PBC GP III, LLC (“PBC GP III”), PBC Digital Holdings, LLC (“PBC Digital Holdings”), PBC MGPEF DDH, LLC (“PBC MGPEF DDH”), PBC Digital Holdings II, LLC (“PBC Digital Holdings II”) and PBC DDH Warrants, LLC (“PBC DDH Warrants”) (each, a “Reporting Person” and collectively, the “Reporting Persons”)1 with the Commission on February 15, 2012, as amended by Amendment No. 1 to such statement filed with the Commission on June 13, 2012 (as further amended by this Amendment, the “Schedule 13D”).

Except as set forth below, all Items of the Schedule 13D remain unchanged. All capitalized terms not otherwise defined herein shall have the meanings ascribed to such terms in the Schedule 13D.

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 of the Schedule 13D is hereby amended to add the following information for updating:

The Reporting Persons are all affiliated with Palm Beach Capital Fund III, L.P. and PBC III Principals Fund, L.P., which are private equity funds formed for the purpose of partnering with management teams in middle market buyouts, recapitalizations and growth equity investments. The source of funds used by PBC Digital Holdings II to purchase the Additional Note (as defined below) and Additional Warrant (as defined below) was capital committed by the limited partners of these funds, who are not themselves necessarily affiliates of the funds.

Item 4.	Purpose of Transaction.

Item 4 of the Schedule 13D is hereby amended to add the following information for updating:

On August 14, 2012, pursuant to that certain Amended and Restated Investor’s Rights Agreement, dated November 24, 2010, by and among PBC Digital Holdings, PBC MGPEF DDH and the Issuer, PBC Digital Holdings and PBC MGPEF DDH exercised their right to appoint a director to the Board of Directors of the Issuer by appointing John Nichols. PBC Digital Holdings and PBC MGPEF DDH appointed Mr. Nichols on behalf of all of the PBC Companies (as defined in the Nichols Letter Agreement (as defined below)) and sent a confirmation letter to the Issuer regarding such appointment on August 15, 2012, a copy of which is attached hereto as Exhibit A. PBC Digital Holdings and PBC MGPEF DDH also entered into a letter agreement with John Nichols on August 15, 2012, relating to various obligations of Mr. Nichols to the PBC Companies as their board designee, a copy of which is attached hereto as Exhibit B (the “Nichols Letter Agreement”).

On August 16, 2012, the Issuer entered into a letter agreement (the “New Purchase Agreement”) with PBC Digital Holdings II pursuant to which (a) the Issuer issued and sold to PBC Digital Holdings II a senior secured convertible note in the original principal amount of $5.0 million (the “Additional Note”) and a warrant (the “Additional Warrant”) to purchase up to an aggregate of 250,000 shares of Common Stock. The initial conversion price of the Additional Note is $6.00 per share, and the initial exercise price of the Additional Warrant is $6.00 per

[1]

Neither the present filing nor anything contained herein shall be construed as an admission that any Reporting Person constitutes a “person” for any purpose other than for compliance with Section 13(d) of the Exchange Act.

share, in each case, subject to adjustment as provided therein, and (b) the Issuer and PBC Digital Holdings II agreed that the New Purchase Agreement constitutes an amendment to that certain Securities Purchase Agreement, dated as of May 6, 2012, by and among the Issuer and the investors party thereto, as amended from time to time (the “Purchase Agreement”), and that PBC Digital Holdings II has all of the rights, subject to limited exceptions, of the Buyers (as defined in the Purchase Agreement) under the Purchase Agreement and the other Transaction Documents (as defined in the Purchase Agreement), including, without limitation, the security documents in favor of the Buyers, but excluding the Registration Rights Agreement (as defined in the Purchase Agreement). Simultaneously with the entering by the Issuer and PBC Digital Holdings II into the New Purchase Agreement, each of the Buyers entered into a Third Amendment Agreement (the “Third Amendment Agreement”) pursuant to which, inter alia, the Buyers consented to the transactions contemplated by the New Purchase Agreement and agreed that the New Purchase Agreement constitutes an amendment to the Purchase Agreement.

The indebtedness evidenced by the Additional Note bears interest at 9.0% per annum, compounded quarterly, payable in cash quarterly in arrears, and matures on May 6, 2017. Upon the occurrence and during the continuance of an Event of Default (as defined in the Additional Note), the interest rate will adjust to a rate of 15.0% per annum. PBC Digital Holdings II may require the Issuer to redeem in cash all or any portion of the Additional Note upon the occurrence of such an Event of Default or a Change of Control (as defined in the Additional Note). The Additional Note also contains, among other things, certain affirmative and negative covenants, including, without limitation, limitations on indebtedness, liens and restricted payments and certain financial covenants.

The Additional Note will amortize in equal monthly cash installments commencing on the earlier of (i) the effective date of the initial registration statement filed in accordance with the terms of the Registration Rights Agreement or (ii) the six-month anniversary of the closing date under the Purchase Agreement (which closing date was May 7, 2012). The Additional Note may be converted into shares of Common Stock, at the option of the holder thereof, at any time following the issuance of the Additional Note. The Additional Note is redeemable at the option of the Issuer if the Common Stock trades at a price greater than $17.01 for any 30 consecutive trading days commencing on the date of issuance of the Additional Note.

On certain Adjustment Dates (as defined in the Additional Note), the conversion price applicable to the Additional Note will be adjusted to the lesser of (a) the then-current conversion price and (b) the market price of the Common Stock on such date. The Additional Note has full-ratchet anti-dilution protection in the event that the Issuer issues securities at an equivalent value less than the conversion price, and the conversion price is also subject to adjustment for stock splits, stock dividends, recapitalizations, and similar transactions. The Issuer is generally prohibited from issuing shares of the Common Stock upon conversion of the Additional Note if such conversion would cause the Issuer to breach its obligations under the rules or regulations of the New York Stock Exchange or such other stock market on which the Common Stock is then traded.

Under the terms of the Additional Warrant, the holder thereof is entitled to exercise the Additional Warrant to purchase up to an aggregate of 250,000 shares of Common Stock at an initial exercise price of $6.00 per share, during the five-year period beginning on August 16, 2012. On certain Adjustment Dates (as defined in the Additional Warrant), the exercise price applicable to the Additional Warrant will be adjusted to the lesser of (a) the then-current exercise price and (b) the market price of the Common Stock on such date. The exercise price of the Additional Warrant is also subject to adjustment for stock splits, stock dividends, recapitalizations, and similar transactions. The Issuer is generally prohibited from issuing shares of Common Stock upon exercise of the Additional Warrant if such exercise would cause the Issuer to breach its obligations under the rules or regulations of the New York Stock Exchange or such other stock market on which the Common Stock is then traded.

In connection with the foregoing transactions, (a) the Collateral Agent (as defined in the Purchase Agreement) and PBC Digital Holdings II entered into an intercreditor agreement, denominated the “Agreement Among Buyers” (the “Agreement Among Buyers”), setting forth the seniority and respective rights to collateral among the holders of the Senior Notes and the PBC Digital Holdings II and (b) the Subordinated Lender (as defined in the Purchase Agreement) provided the Issuer with a consent to the transactions contemplated by the New Purchase Agreement. Under the terms of the Agreement Among Buyers, PBC Digital Holding II agreed to the subordination of the Additional Note to the Senior Notes (as defined in the Agreement Among Buyers), including subordination of any liens and security interests of PBC Digital Holdings II in any of the collateral.

PBC Digital Holdings II also entered into separate call agreements with each of Parsoon Special Situation Ltd., Tenor Special Situations Fund, L.P., Tenor Opportunity Master Fund, Ltd., Hartz Capital Investments, LLC., Empery Asset Master, Ltd. and Hudson Bay Master Fund Ltd. (each an “Investor” and collectively, “Investors”) in which it granted to each Investor the option to require PBC Digital Holdings II to sell all of the Additional Note that remains outstanding at the time such a call is exercised (each a “Call Agreement” and collectively, “Call Agreements”) to the initial Buyers for an aggregate purchase price equal to the then outstanding principal amount of all, but not less than all, of the Additional Note plus any accrued and unpaid interest, late charges, fees, costs, expenses and other amounts due and payable thereon.

The foregoing description is qualified in its entirety by reference to the New Purchase Agreement, the Additional Note, the Additional Warrant, the Agreement Among Buyers, the Third Amendment Agreement and the Call Agreements. A copy of the New Purchase Agreement was filed as Exhibit 10.1 to the Issuer’s current report on Form 8-K filed on August 17, 2012, and is hereby incorporated herein by reference. A copy of the Additional Note was filed as Exhibit 10.2 to the Issuer’s current report on Form 8-K filed on August 17, 2012, and is hereby incorporated herein by reference. A copy of the Additional Warrant was filed as Exhibit 10.3 to the Issuer’s current report on Form 8-K filed on August 17, 2012, and is hereby incorporated herein by reference. A copy of the Agreement Among Buyers was filed as Exhibit 10.4 to the Issuer’s current report on Form 8-K filed on August 17, 2012, and is hereby incorporated herein by reference. A copy of the Third Amendment Agreement was filed as Exhibit 10.5 to the Issuer’s current report on Form 8-K filed on August 17, 2012, and is hereby incorporated herein by reference. Copies of the Call Agreements are attached hereto as Exhibits H through M and are incorporated herein by reference.

Each Reporting Person expects to evaluate on an ongoing basis the Issuer’s financial condition and prospects and its interest in, and intentions with respect to, the Issuer and their investment in the securities of the Issuer, which review may be based on various factors, including, without limitation, the Issuer’s business and financial condition, results of operations and prospects, general economic and industry conditions, the price and availability of shares of the Issuer’s capital stock, the conditions of the securities markets in general and those for the Issuer’s securities in particular, as well as other developments and other investment opportunities. Accordingly, each Reporting Person reserves the right to change its intentions, as it deems appropriate.

In addition, the Reporting Persons may engage in discussions with management and members of the Board of Directors of the Issuer regarding the Issuer, including, but not limited to, the Issuer’s business and financial condition, results of operations and prospects. The Reporting Persons may take positions with respect to and seek to influence the Issuer regarding the matters discussed above. Such suggestions or positions may include one or more plans or proposals that relate to or would result in any of the actions required to be reported herein. The Reporting Persons also reserve the right, in each case subject to applicable law, to (i) cause any of the Reporting Persons to distribute (or pay a dividend in kind to their respective partners, members, or stockholders, as the case may be) shares of Common Stock or other securities owned by such Reporting Persons, (ii) enter into privately negotiated derivative transactions with institutional counterparties to hedge the market risk of some or all of their positions in the shares of Common Stock or other securities and (iii) consider participating in a business combination transaction that would result in an acquisition of all of the Issuer’s outstanding Common Stock.

Except as set forth in the Schedule 13D, none of the Reporting Persons has any plans or proposals which relate to or would result in: (a) the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; (d) any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the Issuer’s board of directors; (e) any material change in the present capitalization or dividend policy of the Issuer; (f) any other material change in the Issuer’s business or corporate structure; (g) any changes in the Issuer’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person; (h) causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act; or (j) any action similar to any of those enumerated above.

Item 5.	Interest in Securities of the Issuer.

Item 5 of the Schedule 13D is hereby amended to add the following information for updating:

The information set forth in Item 4 is hereby incorporated herein by reference.

(a) The percentages used herein are calculated based upon 43,563,481 shares of Common Stock outstanding as reported in the Issuer’s Form 10-Q, as filed with the Commission on August 14, 2012.

(i) PBC Digital Holdings may be deemed to beneficially own 7,992,101 shares of Common Stock, representing beneficial ownership of approximately 18.3% of the Common Stock, as determined pursuant to Rule 13d-3 promulgated under the Exchange Act.

(ii) PBC MGPEF DDH may be deemed to beneficially own 4,707,340 shares of Common Stock, representing beneficial ownership of approximately 10.8% of the Common Stock, as determined pursuant to Rule 13d-3 promulgated under the Exchange Act.

(iii) PBC Digital Holdings II may be deemed to beneficially own 3,036,488 shares of Common Stock, representing beneficial ownership of approximately 7.0% of the Common

Stock, as determined pursuant to Rule 13d-3 promulgated under the Exchange Act. The foregoing excludes (I) 833,334 shares of Common Stock issuable upon conversion of the Additional Note issued to PBC Digital Holdings II because the Additional Note contains a blocker provision under which the holder thereof does not have the right to convert the Additional Note to the extent (but only to the extent) that after giving effect to such conversion the holder thereof (together with the holder’s affiliates) would beneficially own in excess of 4.99% of the Common Stock and (II) 250,000 shares of Common Stock issuable upon exercise of the Additional Warrant issued to PBC Digital Holdings II because the Additional Warrant contains a blocker provision under which the holder thereof does not have the right to exercise the Additional Warrant to the extent (but only to the extent) that the holder thereof or any of the holder’s affiliates would beneficially own in excess of 4.99% of the Common Stock. Without such blocker provisions, PBC Digital Holdings II may be deemed to have beneficial ownership of 4,119,822 shares of Common Stock, representing in the aggregate beneficial ownership of approximately 9.2% of the Common Stock, as determined pursuant to Rule 13d-3 promulgated under the Exchange Act.

(iv) PBC DDH Warrants may be deemed to beneficially own 666,554 shares of Common Stock, representing beneficial ownership of approximately 1.5% of the Common Stock, as determined pursuant to Rule 13d-3 promulgated under the Exchange Act.

(v) PBC GP may be deemed to beneficially owned 16,402,483 shares of Common Stock in the aggregate, consisting of (i) 7,992,101 shares of Common Stock held by PBC Digital Holdings, (ii) 4,707,340 shares of Common Stock held by PBC MGPEF DDH, (iii) 3,036,488 shares of Common Stock held by PBC Digital Holdings II and (iv) 666,554 shares of Common Stock held by PBC DDH Warrants, representing in the aggregate beneficial ownership of approximately 37.7% of the Common Stock, as determined pursuant to Rule 13d-3 promulgated under the Exchange Act. The foregoing excludes (I) 833,334 shares of Common Stock issuable upon conversion of the Additional Note issued to PBC Digital Holdings II because the Additional Note contains a blocker provision under which the holder thereof does not have the right to convert the Additional Note to the extent (but only to the extent) that after giving effect to such conversion the holder thereof (together with the holder’s affiliates) would beneficially own in excess of 4.99% of the Common Stock and (II) 250,000 shares of Common Stock issuable upon exercise of the Additional Warrant issued to PBC Digital Holdings II because the Additional Warrant contains a blocker provision under which the holder thereof does not have the right to exercise the Additional Warrant to the extent (but only to the extent) that the holder thereof or any of the holder’s affiliates would beneficially own in excess of 4.99% of the Common Stock. Without such blocker provisions, PBC GP may be deemed to have beneficial ownership of 17,485,817 shares of Common Stock, representing in the aggregate beneficial ownership of approximately 39.2% of the Common Stock, as determined pursuant to Rule 13d-3 promulgated under the Exchange Act.

(b) Each Reporting Person has sole or shared power to vote or direct the vote and to dispose or direct the disposition of shares of Common Stock beneficially owned by such Reporting Person as indicated herein.

(c) Except as set forth on Schedule A attached hereto and as described in Item 4, no transactions in the Common Stock were effected by the Reporting Persons during the 60 day period immediately preceding the time of the filing of this Amendment. All of the transactions set forth on Schedule A attached hereto were effected in the ordinary course of business through brokerage transactions pursuant to a Rule 10b5-1 plan. The transactions in the Common Stock set forth on Schedule A were effected in open market transactions on the New York Stock Exchange.

(d) Except as stated within this Item 5, to the knowledge of the Reporting Persons, only the Reporting Persons have the right to receive or the power to direct the receipt of dividends from, or proceeds from the sale of, the shares of Common Stock reported by this Amendment.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 of the Schedule 13D is hereby amended to add the following information for updating:

The information set forth in Item 4 of this Schedule 13D is hereby incorporated herein by reference.

Item 7.	Materials to be Filed as Exhibits.

Exhibit A	Letter, dated August 15, 2012, from PBC Digital Holdings and PBC MGPEF DDH to the Issuer appointing John Nichols to the Board of Directors of the Issuer.
Exhibit B	Letter Agreement, dated August 14, 2012, by and among PBC Digital Holdings, PBC MGPEF DDH and John Nichols.
Exhibit C	Letter Agreement, dated August 16, 2012, between the Issuer and PBC Digital Holdings II.[2]
Exhibit D	Form of Senior Secured Convertible Note issued by the Issuer to PBC Digital Holdings II.[2]
Exhibit E	Form of Warrant to Purchase Common Stock issued by the Issuer to PBC Digital Holdings II.[2]
Exhibit F

Agreement Among Buyers, dated as of August 16, 2012, among Hudson Bay Master Fund Ltd, in its capacity as collateral agent for the Buyers (as defined therein), PBC GP III and PBC Digital Holdings II. [2]

Exhibit G

Form of Third Amendment Agreement, dated as of August 16, 2012, between the Issuer and all of the May Buyers (as defined therein), severally, and the Issuer and certain of the June Buyers (as defined therein), severally.[2]

Exhibit H	Letter Agreement, dated August 16, 2012, between PBC Digital Holdings II and Parsoon Special Situation Ltd.
Exhibit I	Letter Agreement, dated August 16, 2012, between PBC Digital Holdings II and Tenor Special Situations Fund, L.P.
Exhibit J	Letter Agreement, dated August 16, 2012, between PBC Digital Holdings II and Tenor Opportunity Master Fund, Ltd.
Exhibit K	Letter Agreement, dated August 16, 2012, between PBC Digital Holdings II and Hartz Capital Investments, LLC.
Exhibit L	Letter Agreement, dated August 16, 2012, between PBC Digital Holdings II and Empery Asset Master, Ltd.
Exhibit M	Letter Agreement, dated August 16, 2012, between PBC Digital Holdings II and Hudson Bay Master Fund Ltd.

[2]	Filed as exhibits to the Issuer’s Form 8-K filed on August 17, 2012.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: August 21, 2012	PBC GP III, LLC

	By:	/s/ Nathan Ward
	Name:	Nathan Ward
	Its:	Manager

PBC Digital Holdings, LLC

By:	PBC GP III, LLC
Its:	Manager

By:	/s/ Nathan Ward
Name:	Nathan Ward
Its:	Manager

PBC MGPEF DDH, LLC

By:	PBC GP III, LLC
Its:	Manager

By:	/s/ Nathan Ward
Name:	Nathan Ward
Its:	Manager

PBC Digital Holdings II, LLC

By:	PBC GP III, LLC
Its:	Manager

By:	/s/ Nathan Ward
Name:	Nathan Ward
Its:	Manager

SCHEDULE A

Date	Number of Shares Sold	Price Per Share($)(6)
06/27/2012	46,000	$6.0795(1)
06/28/2012	18,500	$6.0366(2)
06/29/2012	11,000	$6.174(3)
07/02/2012	14,000	$6.2234(4)
07/03/2012	5,400	$6.2324(5)

(1)	Reflects a weighted average sale price of $6.0795 per share, at prices ranging from $6.00 to $6.17 per share.
(2)	Reflects a weighted average sale price of $6.0366 per share, at prices ranging from $6.00 to $6.18 per share.
(3)	Reflects a weighted average sale price of $6.174 per share, at prices ranging from $6.10 to $6.305 per share.
(4)	Reflects a weighted average sale price of $6.2234 per share, at prices ranging from $6.20 to $6.40 per share.
(5)	Reflects a weighted average sale price of $6.2324 per share, at prices ranging from $6.20 to $6.28 per share.
(6)	Upon request by the staff of the Securities and Exchange Commission, full information regarding the number of shares sold at each separate price will be provided.

Exhibit A

PBC Digital Holdings, LLC

PBC MGPEF DDH, LLC

c/o Palm Beach Capital

505 South Flagler Drive, Suite 1400

West Palm Beach, Florida 33401

August 15, 2012

Digital Domain Media Group, Inc.

10521 SW Village Center Drive, Suite 201

Port St. Lucie, FL 34987

Attn: John Textor, Chief Executive Officer

Re: Director Appointment

Dear Mr. Textor:

Reference is hereby made to that certain Amended and Restated Investor Rights Agreement dated November 24, 2010 (the “Agreement”) by and among Digital Domain Media Group, Inc. (f/k/a Digital Domain Holdings Corporation) (the “Company”), and PBC Digital Holdings, LLC (“PBC DH”) and PBC MGPEF DDH, LLC (“PBC MGPEF” and, together with PBC DH, the “Investor”). In furtherance of our conversation yesterday, pursuant to Section 3.5 of the Agreement, the Investor elects to have John Nichols appointed to the Board of Directors of the Company.

Sincerely,

PBC Digital Holdings, LLC

By:	PBC GP III, LLC, its Manager

By:
Name: Title:	Shaun McGruder Manager

PBC MGPEF DDH, LLC

By:	PBC GP III, LLC, its Manager

By:
Name: Title:	Shaun McGruder Manager

Exhibit B

PBC Digital Holdings II, LLC

c/o Palm Beach Capital

505 South Flagler Drive, Suite 1400

West Palm Beach, Florida 33401

Facsimile: (561) 659-9055

August 14, 2012

John Nichols

Re:	Digital Domain Media Group, Inc. a Florida corporation (the “Company”)

Dear John:

Reference is hereby made to that certain Amended and Restated Investor’s Rights Agreement, dated November 24, 2010 (the “Agreement”), by and between the Company, PBC Digital Holdings, LLC, a Delaware limited liability company (“PBC DH”) and PBC MGPEF DDH, LLC (“PBC MGPEF” and, together with PBC DH, the “Investor”). Capitalized terms used but not otherwise defined herein shall have the meaning ascribed to such terms in the Agreement.

Pursuant to Section 3.5 of the Agreement, the Investor has the right to designate one (1) director to the board of directors of the Company (the “Investor Director”). The Investor (on behalf of itself and PBC Digital Holdings II, LLC, PBC DDH Warrants, LLC, PBC GP III, LLC and each of their respective officers, directors, managers and affiliates (together with the Investor, the “PBC Companies”)) has elected to designate you as its Investor Director and to act as the PBC Companies deputy for all purposes and pursuant to applicable law. In consideration of such designation by PBC and in connection with your service as the Investor Director you agree that for so long as you are the Investor Director, in each case subject to your fiduciary duties to the Company and its shareholders undividedly:

•	You will perform your directorial functions with a view to representing the interests of the PBC Parties;

•	You will regularly share confidential information about the Company with the PBC Parties (as requested by such PBC Parties);

•	You acknowledge that the PBC Parties’ relationship with you will influence your decisions as the Investor Director; and

•	You will consult with the PBC Parties before taking any position at any board meetings of the Company.

This letter agreement (a) may be terminated at any time by PBC upon written notice to you, (b) may be executed in any number of counterparts, each of which shall be an original but all of which taken together shall constitute one and the same instrument and (c) shall be construed, interpreted and the rights of the parties determined in accordance with the laws of the State of Florida.

[signatures appear on following page]

If the foregoing properly sets forth your understanding kindly counter sign this letter agreement where indicated below and return the same to the undersigned.

Sincerely,

PBC Digital Holdings, LLC

By:	PBC GP III, LLC, its Manager

By:
	Name: Title:	Shaun McGruder Manager

PBC MGPEF DDH, LLC

By:	PBC GP III, LLC, its Manager

By:
	Name: Title:	Shaun McGruder Manager

Acknowledged, Agreed and Accepted as of the date set forth above:

John Nichols, individually

Exhibit H

PBC Digital Holdings II, LLC

c/o Palm Beach Capital

505 South Flagler Drive, Suite 1400

West Palm Beach, Florida 33401

Facsimile: (561) 659-9055

August 16, 2012

Parsoon Special Situation Ltd.

c/o Tenor Capital Management

1180 Avenue of the Americas

Suite 1940

New York, NY 10036

Re:	Call Right on PBC Digital Holdings II, LLC Additional notes (as defined below)

To whom it may concern:

Reference is hereby made to (a) that certain letter agreement, dated as of August 15, 2012 (the “Letter Agreement”), by and among Digital Domain Media Group, Inc., a Florida corporation (the “Company”) and PBC Digital Holdings II, LLC, a Delaware limited liability company (“PBC”), pursuant to which the Company has issued to PBC a Senior Secured Convertible Note in the principal amount of $5,000,000 (the “Additional Note”) and (b) that certain Securities Purchase Agreement (as amended as of the date hereof, the “Purchase Agreement”), dated as of May 6, 2012, by and among the Company and the initial buyers party thereto. Terms not defined in this letter agreement have the meaning given to them in the Letter Agreement. As a condition to the investor signatory hereto (the “Investor”) executing the Consent (as defined in the Letter Agreement) with respect to the Letter Agreement, PBC hereby further agrees for good and valuable consideration, with the Investor as follows:

1. Subject to paragraph 5 below, at any time after the Additional Closing Date, the Investor may require PBC to sell all of the Additional Note that remains outstanding to the Initial Buyers in accordance herewith (the “Call”) for an aggregate purchase price equal to the then outstanding principal amount of all, but not less than all, of the Additional Note plus any accrued and unpaid interest, late charges, fees, costs, expenses and other amounts due and payable thereon (the “Aggregate Purchase Price”). For the avoidance of doubt, the sale of the Additional Note shall not include the Additional Warrants or any Additional Conversion Shares or Additional Warrant Shares issued to PBC.

2. The Investor may exercise the Call by delivering a written notice to PBC (each, a “Call Notice”) with a copy to each other Initial Buyer (the “Other Investors”) that have executed a letter agreement in the form hereof (the “Other Letter Agreements”), which Call Notice must (x) specify that the Investor has elected to exercise the Call, (y) set forth the Aggregate Purchase Price, the Investor’s Basic Amount (as defined below) and Undersubscription Amount, if any, that such Investor elects to purchase pursuant to the Call and

(z) set forth the proposed closing date, which shall be the third (3rd) Trading Day (as defined in the Notes) immediately following the date of such Call Notice (or such other date as PBC and the Initial Buyers participating in such Call shall mutually agree)(the “Call Closing Date”). Such Call Notice shall be in writing and may be personally delivered, sent by overnight courier or sent by United States mail and shall be deemed to have been given upon receipt. For the purposes hereof, the address and facsimile number set forth above shall be used for such notice purposes hereunder. Each Initial Buyer shall have the right to participate in such Call by delivery of a Call Notice to PBC based on such Initial Buyer’s pro rata portion of the aggregate original principal amount of the Notes purchased hereunder by all Initial Buyers (the “Basic Amount”) and with respect to each Initial Buyer that elects to purchase its Basic Amount by delivering a Call Notice to PBC, any additional portion of the Additional Note attributable to the Basic Amounts of other Initial Buyers as such Initial Buyer shall indicate it will purchase or acquire should the other Initial Buyers subscribe for less than their Basic Amounts (the “Undersubscription Amount”). If the Basic Amounts subscribed for by all Initial Buyers are less than the total of all of the Basic Amounts, then such Initial Buyer who has set forth an Undersubscription Amount in its Call Notice shall be entitled to purchase, in addition to the Basic Amounts subscribed for, the Undersubscription Amount it has subscribed for; provided, however, if the Undersubscription Amounts subscribed for exceed the difference between the total of all the Basic Amounts and the Basic Amounts subscribed for (the “Available Undersubscription Amount”), such Initial Buyer who has subscribed for any Undersubscription Amount shall be entitled to purchase only that portion of the Available Undersubscription Amount as the Basic Amount of such Initial Buyer bears to the total Basic Amounts of all Initial Buyers that have subscribed for Undersubscription Amounts, subject to rounding by the Company to the extent it deems reasonably necessary. Notwithstanding the foregoing, a Call Notice of an Other Investor must be received by PBC no later than the second (2nd) Trading Day after receipt of the initial Call Notice to be eligible to participate in such Call (the “Call Notice Termination Date”). If PBC does not receive Call Notices from Initial Buyers electing, in the aggregate, to purchase the Additional Note in full by the Call Notice Termination Date, all such Call Notices with respect to such Call shall be null and void.

3. On the Call Closing Date, PBC shall deliver the Additional Note and shall assign the Additional Note (or such portion of the Additional Note being purchased by the Investor, as applicable) (the “Purchased Note”) to the Investor as is and without recourse and PBC shall warrant that the Purchased Note is assigned free and clear of any liens or encumbrances created by or through PBC. In exchange for such delivery and assignment, on the Call Closing Date, the Investor shall pay the pro rata portion of the Purchase Price attributable to such Purchased Note (the “Purchase Price”) to PBC in lawful money of the United States of America by wire transfer of immediately available funds to the account specified by PBC. If the Initial Buyers fail to pay the Aggregate Purchase Price on or before the Call Option Date (x) PBC shall notify each non-defaulting Initial Buyer of such default and allocate the portion of the Additional Note to be purchased by such defaulting Initial Buyer (the “Defaulted Purchased Note”) to the other Initial Buyers first, in accordance with the Undersubscription Amounts of such Initial Buyers in accordance with Section 2 above and second, if such Undersubscription Amounts are not sufficient to effect the purchase of the entire Defaulted Purchased Note, in accordance with any amended Call Notice delivered to PBC on or prior to such Call Option Date, (y) the Call Option Date with respect to the Additional Notes shall be deferred by two Trading Days and (z)such defaulting Initial Buyer shall no longer have a Call right on such Additional Note. For the avoidance of doubt, no Call shall be consummated, and PBC shall be entitled to keep the Additional Note, until PBC has been paid the Aggregate Purchase Price by the Buyers.

4. The right to exercise the Call shall not in any way be limited by any event or circumstance (other than the payment in full or conversion to equity of the Additional Note) affecting the Company or whether or not the Company is in compliance with its obligations under the Additional Note.

5. Notwithstanding anything contained herein to the contrary, PBC shall have no obligation to consummate any Call hereunder (and any Call consummated hereunder shall be null and void) if (i) PBC already has a written agreement to sell the Additional Note, (ii) PBC already has received a bona fide written offer to sell the Additional Note and such sale is consummated within 20 calendar days following the date of such Call Notice or (iii) prior to the date of such Call Notice or during the period commencing on the date of such Call Notice and ending on the 21st calendar day immediately following the Call Closing Date, the Investor sells the Purchased Note at a purchase price greater than the Purchase Price (each of clauses (i), (ii) and (ii) above, a “Void Call”). If a Call is consummated and PBC determines a Void Call has occurred, PBC may deliver written notice to the Investor (the “PBC Call Notice”) that a Void Call has occurred. The PBC Call Notice shall include the proposed closing date for the Cash True-Up (as defined below) (or, at the option of the Investor elected in writing to PBC, the repurchase of the Additional Note), which shall be the third (3rd) Trading Day immediately following the date of such PBC Call Notice (or such other date as PBC and the Initial Buyers that participated in such applicable Call shall mutually agree)(the “PBC Call Closing Date”). Such PBC Call Notice shall be in writing and may be personally delivered, sent by overnight courier or sent by United States mail and shall be deemed to have been given upon receipt. For the purposes hereof, the address and facsimile number set forth above shall be used for such notice purposes hereunder. On the PBC Call Closing Date, if the Investor has delivered a prior written notice to PBC electing to permit the repurchase of the Purchased Note in lieu of the Cash True-Up, the Investor shall deliver the Purchased Note and shall assign the Purchased Note to PBC as is and without recourse and the Investor shall warrant that the Purchased Note is assigned free and clear of any liens or encumbrances created by or through the Investor. In exchange for such delivery and assignment, on or prior to the PBC Call Option Date, PBC shall pay the same Purchase Price received from the Investor for such Purchased Note to the Investor in lawful money of the United States of America by wire transfer of immediately available funds to the account specified by the Investor, less any Installment Amount or other payment against the obligations evidenced by the Purchased Note received by the Investor after the sale of the Purchased Note by PBC to the Investor. Notwithstanding the foregoing, if PBC fails to pay such Purchase Price on or before the PBC Call Option Date, the notice with respect to such Void Call shall be null and void and the Investor shall be entitled to keep the Purchased Note. In the event the Investor has already sold the Purchased Note to a third party and a Void Call has occurred or the Investor does not elect to permit the repurchase of the Purchased Note, on the PBC Call Closing Date the Investor shall pay to PBC the difference between the Purchase Price paid to PBC and the amount received by the Investor in the third party sale, in each case, with respect to such Purchased Note (net of a pro rata portion of the reasonable fees and expenses in connection therewith reasonably attributable or allocated to such Additional Notes, including, without limitation, such pro rata portion of the reasonable fees and expenses of counsel reasonably attributable or allocated to such Additional Notes) (the “Cash True-Up”).

If the foregoing accurately memorializes our understanding, please countersign and return a copy of this letter to confirm.

Sincerely,

PBC DIGITAL HOLDINGS II, LLC

By:	PBC GP III, LLC, its Manager

By:
Name: Shaun McGruder Title: Manager

CONFIRMED AND AGREED:

PARSOON SPECIAL SITUATION LTD.

By:
Name: Title:

Exhibit I

PBC Digital Holdings II, LLC

c/o Palm Beach Capital

505 South Flagler Drive, Suite 1400

West Palm Beach, Florida 33401

Facsimile: (561) 659-9055

August 16, 2012

Tenor Special Situations Fund, L.P.

c/o Tenor Capital Management

1180 Avenue of the Americas

Suite 1940

New York, NY 10036

Re:	Call Right on PBC Digital Holdings II, LLC Additional notes (as defined below)

To whom it may concern:

Reference is hereby made to (a) that certain letter agreement, dated as of August 15, 2012 (the “Letter Agreement”), by and among Digital Domain Media Group, Inc., a Florida corporation (the “Company”) and PBC Digital Holdings II, LLC, a Delaware limited liability company (“PBC”), pursuant to which the Company has issued to PBC a Senior Secured Convertible Note in the principal amount of $5,000,000 (the “Additional Note”) and (b) that certain Securities Purchase Agreement (as amended as of the date hereof, the “Purchase Agreement”), dated as of May 6, 2012, by and among the Company and the initial buyers party thereto. Terms not defined in this letter agreement have the meaning given to them in the Letter Agreement. As a condition to the investor signatory hereto (the “Investor”) executing the Consent (as defined in the Letter Agreement) with respect to the Letter Agreement, PBC hereby further agrees for good and valuable consideration, with the Investor as follows:

1. Subject to paragraph 5 below, at any time after the Additional Closing Date, the Investor may require PBC to sell all of the Additional Note that remains outstanding to the Initial Buyers in accordance herewith (the “Call”) for an aggregate purchase price equal to the then outstanding principal amount of all, but not less than all, of the Additional Note plus any accrued and unpaid interest, late charges, fees, costs, expenses and other amounts due and payable thereon (the “Aggregate Purchase Price”). For the avoidance of doubt, the sale of the Additional Note shall not include the Additional Warrants or any Additional Conversion Shares or Additional Warrant Shares issued to PBC.

2. The Investor may exercise the Call by delivering a written notice to PBC (each, a “Call Notice”) with a copy to each other Initial Buyer (the “Other Investors”) that have executed a letter agreement in the form hereof (the “Other Letter Agreements”), which Call Notice must (x) specify that the Investor has elected to exercise the Call, (y) set forth the Aggregate Purchase Price, the Investor’s Basic Amount (as defined below) and Undersubscription Amount, if any, that such Investor elects to purchase pursuant to the Call and

(z) set forth the proposed closing date, which shall be the third (3rd) Trading Day (as defined in the Notes) immediately following the date of such Call Notice (or such other date as PBC and the Initial Buyers participating in such Call shall mutually agree)(the “Call Closing Date”). Such Call Notice shall be in writing and may be personally delivered, sent by overnight courier or sent by United States mail and shall be deemed to have been given upon receipt. For the purposes hereof, the address and facsimile number set forth above shall be used for such notice purposes hereunder. Each Initial Buyer shall have the right to participate in such Call by delivery of a Call Notice to PBC based on such Initial Buyer’s pro rata portion of the aggregate original principal amount of the Notes purchased hereunder by all Initial Buyers (the “Basic Amount”) and with respect to each Initial Buyer that elects to purchase its Basic Amount by delivering a Call Notice to PBC, any additional portion of the Additional Note attributable to the Basic Amounts of other Initial Buyers as such Initial Buyer shall indicate it will purchase or acquire should the other Initial Buyers subscribe for less than their Basic Amounts (the “Undersubscription Amount”). If the Basic Amounts subscribed for by all Initial Buyers are less than the total of all of the Basic Amounts, then such Initial Buyer who has set forth an Undersubscription Amount in its Call Notice shall be entitled to purchase, in addition to the Basic Amounts subscribed for, the Undersubscription Amount it has subscribed for; provided, however, if the Undersubscription Amounts subscribed for exceed the difference between the total of all the Basic Amounts and the Basic Amounts subscribed for (the “Available Undersubscription Amount”), such Initial Buyer who has subscribed for any Undersubscription Amount shall be entitled to purchase only that portion of the Available Undersubscription Amount as the Basic Amount of such Initial Buyer bears to the total Basic Amounts of all Initial Buyers that have subscribed for Undersubscription Amounts, subject to rounding by the Company to the extent it deems reasonably necessary. Notwithstanding the foregoing, a Call Notice of an Other Investor must be received by PBC no later than the second (2nd) Trading Day after receipt of the initial Call Notice to be eligible to participate in such Call (the “Call Notice Termination Date”). If PBC does not receive Call Notices from Initial Buyers electing, in the aggregate, to purchase the Additional Note in full by the Call Notice Termination Date, all such Call Notices with respect to such Call shall be null and void.

3. On the Call Closing Date, PBC shall deliver the Additional Note and shall assign the Additional Note (or such portion of the Additional Note being purchased by the Investor, as applicable) (the “Purchased Note”) to the Investor as is and without recourse and PBC shall warrant that the Purchased Note is assigned free and clear of any liens or encumbrances created by or through PBC. In exchange for such delivery and assignment, on the Call Closing Date, the Investor shall pay the pro rata portion of the Purchase Price attributable to such Purchased Note (the “Purchase Price”) to PBC in lawful money of the United States of America by wire transfer of immediately available funds to the account specified by PBC. If the Initial Buyers fail to pay the Aggregate Purchase Price on or before the Call Option Date (x) PBC shall notify each non-defaulting Initial Buyer of such default and allocate the portion of the Additional Note to be purchased by such defaulting Initial Buyer (the “Defaulted Purchased Note”) to the other Initial Buyers first, in accordance with the Undersubscription Amounts of such Initial Buyers in accordance with Section 2 above and second, if such Undersubscription Amounts are not sufficient to effect the purchase of the entire Defaulted Purchased Note, in accordance with any amended Call Notice delivered to PBC on or prior to such Call Option Date, (y) the Call Option Date with respect to the Additional Notes shall be deferred by two Trading Days and (z)such defaulting Initial Buyer shall no longer have a Call right on such Additional Note. For the avoidance of doubt, no Call shall be consummated, and PBC shall be entitled to keep the Additional Note, until PBC has been paid the Aggregate Purchase Price by the Buyers.

4. The right to exercise the Call shall not in any way be limited by any event or circumstance (other than the payment in full or conversion to equity of the Additional Note) affecting the Company or whether or not the Company is in compliance with its obligations under the Additional Note.

5. Notwithstanding anything contained herein to the contrary, PBC shall have no obligation to consummate any Call hereunder (and any Call consummated hereunder shall be null and void) if (i) PBC already has a written agreement to sell the Additional Note, (ii) PBC already has received a bona fide written offer to sell the Additional Note and such sale is consummated within 20 calendar days following the date of such Call Notice or (iii) prior to the date of such Call Notice or during the period commencing on the date of such Call Notice and ending on the 21st calendar day immediately following the Call Closing Date, the Investor sells the Purchased Note at a purchase price greater than the Purchase Price (each of clauses (i), (ii) and (ii) above, a “Void Call”). If a Call is consummated and PBC determines a Void Call has occurred, PBC may deliver written notice to the Investor (the “PBC Call Notice”) that a Void Call has occurred. The PBC Call Notice shall include the proposed closing date for the Cash True-Up (as defined below) (or, at the option of the Investor elected in writing to PBC, the repurchase of the Additional Note), which shall be the third (3rd) Trading Day immediately following the date of such PBC Call Notice (or such other date as PBC and the Initial Buyers that participated in such applicable Call shall mutually agree)(the “PBC Call Closing Date”). Such PBC Call Notice shall be in writing and may be personally delivered, sent by overnight courier or sent by United States mail and shall be deemed to have been given upon receipt. For the purposes hereof, the address and facsimile number set forth above shall be used for such notice purposes hereunder. On the PBC Call Closing Date, if the Investor has delivered a prior written notice to PBC electing to permit the repurchase of the Purchased Note in lieu of the Cash True-Up, the Investor shall deliver the Purchased Note and shall assign the Purchased Note to PBC as is and without recourse and the Investor shall warrant that the Purchased Note is assigned free and clear of any liens or encumbrances created by or through the Investor. In exchange for such delivery and assignment, on or prior to the PBC Call Option Date, PBC shall pay the same Purchase Price received from the Investor for such Purchased Note to the Investor in lawful money of the United States of America by wire transfer of immediately available funds to the account specified by the Investor, less any Installment Amount or other payment against the obligations evidenced by the Purchased Note received by the Investor after the sale of the Purchased Note by PBC to the Investor. Notwithstanding the foregoing, if PBC fails to pay such Purchase Price on or before the PBC Call Option Date, the notice with respect to such Void Call shall be null and void and the Investor shall be entitled to keep the Purchased Note. In the event the Investor has already sold the Purchased Note to a third party and a Void Call has occurred or the Investor does not elect to permit the repurchase of the Purchased Note, on the PBC Call Closing Date the Investor shall pay to PBC the difference between the Purchase Price paid to PBC and the amount received by the Investor in the third party sale, in each case, with respect to such Purchased Note (net of a pro rata portion of the reasonable fees and expenses in connection therewith reasonably attributable or allocated to such Additional Notes, including, without limitation, such pro rata portion of the reasonable fees and expenses of counsel reasonably attributable or allocated to such Additional Notes) (the “Cash True-Up”).

If the foregoing accurately memorializes our understanding, please countersign and return a copy of this letter to confirm.

Sincerely,

PBC DIGITAL HOLDINGS II, LLC

By:	PBC GP III, LLC, its Manager

By:
Name: Shaun McGruder Title: Manager

CONFIRMED AND AGREED:

TENOR SPECIAL SITUATIONS FUND, L.P.

By:
Name: Title:

Exhibit J

PBC Digital Holdings II, LLC

c/o Palm Beach Capital

505 South Flagler Drive, Suite 1400

West Palm Beach, Florida 33401

Facsimile: (561) 659-9055

August 16, 2012

Tenor Opportunity Master Fund, Ltd.

c/o Tenor Capital Management

1180 Avenue of the Americas

Suite 1940

New York, NY 10036

Re:	Call Right on PBC Digital Holdings II, LLC Additional notes (as defined below)

To whom it may concern:

Reference is hereby made to (a) that certain letter agreement, dated as of August 15, 2012 (the “Letter Agreement”), by and among Digital Domain Media Group, Inc., a Florida corporation (the “Company”) and PBC Digital Holdings II, LLC, a Delaware limited liability company (“PBC”), pursuant to which the Company has issued to PBC a Senior Secured Convertible Note in the principal amount of $5,000,000 (the “Additional Note”) and (b) that certain Securities Purchase Agreement (as amended as of the date hereof, the “Purchase Agreement”), dated as of May 6, 2012, by and among the Company and the initial buyers party thereto. Terms not defined in this letter agreement have the meaning given to them in the Letter Agreement. As a condition to the investor signatory hereto (the “Investor”) executing the Consent (as defined in the Letter Agreement) with respect to the Letter Agreement, PBC hereby further agrees for good and valuable consideration, with the Investor as follows:

1. Subject to paragraph 5 below, at any time after the Additional Closing Date, the Investor may require PBC to sell all of the Additional Note that remains outstanding to the Initial Buyers in accordance herewith (the “Call”) for an aggregate purchase price equal to the then outstanding principal amount of all, but not less than all, of the Additional Note plus any accrued and unpaid interest, late charges, fees, costs, expenses and other amounts due and payable thereon (the “Aggregate Purchase Price”). For the avoidance of doubt, the sale of the Additional Note shall not include the Additional Warrants or any Additional Conversion Shares or Additional Warrant Shares issued to PBC.

2. The Investor may exercise the Call by delivering a written notice to PBC (each, a “Call Notice”) with a copy to each other Initial Buyer (the “Other Investors”) that have executed a letter agreement in the form hereof (the “Other Letter Agreements”), which Call Notice must (x) specify that the Investor has elected to exercise the Call, (y) set forth the Aggregate Purchase Price, the Investor’s Basic Amount (as defined below) and Undersubscription Amount, if any, that such Investor elects to purchase pursuant to the Call and

(z) set forth the proposed closing date, which shall be the third (3rd) Trading Day (as defined in the Notes) immediately following the date of such Call Notice (or such other date as PBC and the Initial Buyers participating in such Call shall mutually agree)(the “Call Closing Date”). Such Call Notice shall be in writing and may be personally delivered, sent by overnight courier or sent by United States mail and shall be deemed to have been given upon receipt. For the purposes hereof, the address and facsimile number set forth above shall be used for such notice purposes hereunder. Each Initial Buyer shall have the right to participate in such Call by delivery of a Call Notice to PBC based on such Initial Buyer’s pro rata portion of the aggregate original principal amount of the Notes purchased hereunder by all Initial Buyers (the “Basic Amount”) and with respect to each Initial Buyer that elects to purchase its Basic Amount by delivering a Call Notice to PBC, any additional portion of the Additional Note attributable to the Basic Amounts of other Initial Buyers as such Initial Buyer shall indicate it will purchase or acquire should the other Initial Buyers subscribe for less than their Basic Amounts (the “Undersubscription Amount”). If the Basic Amounts subscribed for by all Initial Buyers are less than the total of all of the Basic Amounts, then such Initial Buyer who has set forth an Undersubscription Amount in its Call Notice shall be entitled to purchase, in addition to the Basic Amounts subscribed for, the Undersubscription Amount it has subscribed for; provided, however, if the Undersubscription Amounts subscribed for exceed the difference between the total of all the Basic Amounts and the Basic Amounts subscribed for (the “Available Undersubscription Amount”), such Initial Buyer who has subscribed for any Undersubscription Amount shall be entitled to purchase only that portion of the Available Undersubscription Amount as the Basic Amount of such Initial Buyer bears to the total Basic Amounts of all Initial Buyers that have subscribed for Undersubscription Amounts, subject to rounding by the Company to the extent it deems reasonably necessary. Notwithstanding the foregoing, a Call Notice of an Other Investor must be received by PBC no later than the second (2nd) Trading Day after receipt of the initial Call Notice to be eligible to participate in such Call (the “Call Notice Termination Date”). If PBC does not receive Call Notices from Initial Buyers electing, in the aggregate, to purchase the Additional Note in full by the Call Notice Termination Date, all such Call Notices with respect to such Call shall be null and void.

3. On the Call Closing Date, PBC shall deliver the Additional Note and shall assign the Additional Note (or such portion of the Additional Note being purchased by the Investor, as applicable) (the “Purchased Note”) to the Investor as is and without recourse and PBC shall warrant that the Purchased Note is assigned free and clear of any liens or encumbrances created by or through PBC. In exchange for such delivery and assignment, on the Call Closing Date, the Investor shall pay the pro rata portion of the Purchase Price attributable to such Purchased Note (the “Purchase Price”) to PBC in lawful money of the United States of America by wire transfer of immediately available funds to the account specified by PBC. If the Initial Buyers fail to pay the Aggregate Purchase Price on or before the Call Option Date (x) PBC shall notify each non-defaulting Initial Buyer of such default and allocate the portion of the Additional Note to be purchased by such defaulting Initial Buyer (the “Defaulted Purchased Note”) to the other Initial Buyers first, in accordance with the Undersubscription Amounts of such Initial Buyers in accordance with Section 2 above and second, if such Undersubscription Amounts are not sufficient to effect the purchase of the entire Defaulted Purchased Note, in accordance with any amended Call Notice delivered to PBC on or prior to such Call Option Date, (y) the Call Option Date with respect to the Additional Notes shall be deferred by two Trading Days and (z)such defaulting Initial Buyer shall no longer have a Call right on such Additional Note. For the avoidance of doubt, no Call shall be consummated, and PBC shall be entitled to keep the Additional Note, until PBC has been paid the Aggregate Purchase Price by the Buyers.

4. The right to exercise the Call shall not in any way be limited by any event or circumstance (other than the payment in full or conversion to equity of the Additional Note) affecting the Company or whether or not the Company is in compliance with its obligations under the Additional Note.

5. Notwithstanding anything contained herein to the contrary, PBC shall have no obligation to consummate any Call hereunder (and any Call consummated hereunder shall be null and void) if (i) PBC already has a written agreement to sell the Additional Note, (ii) PBC already has received a bona fide written offer to sell the Additional Note and such sale is consummated within 20 calendar days following the date of such Call Notice or (iii) prior to the date of such Call Notice or during the period commencing on the date of such Call Notice and ending on the 21st calendar day immediately following the Call Closing Date, the Investor sells the Purchased Note at a purchase price greater than the Purchase Price (each of clauses (i), (ii) and (ii) above, a “Void Call”). If a Call is consummated and PBC determines a Void Call has occurred, PBC may deliver written notice to the Investor (the “PBC Call Notice”) that a Void Call has occurred. The PBC Call Notice shall include the proposed closing date for the Cash True-Up (as defined below) (or, at the option of the Investor elected in writing to PBC, the repurchase of the Additional Note), which shall be the third (3rd) Trading Day immediately following the date of such PBC Call Notice (or such other date as PBC and the Initial Buyers that participated in such applicable Call shall mutually agree)(the “PBC Call Closing Date”). Such PBC Call Notice shall be in writing and may be personally delivered, sent by overnight courier or sent by United States mail and shall be deemed to have been given upon receipt. For the purposes hereof, the address and facsimile number set forth above shall be used for such notice purposes hereunder. On the PBC Call Closing Date, if the Investor has delivered a prior written notice to PBC electing to permit the repurchase of the Purchased Note in lieu of the Cash True-Up, the Investor shall deliver the Purchased Note and shall assign the Purchased Note to PBC as is and without recourse and the Investor shall warrant that the Purchased Note is assigned free and clear of any liens or encumbrances created by or through the Investor. In exchange for such delivery and assignment, on or prior to the PBC Call Option Date, PBC shall pay the same Purchase Price received from the Investor for such Purchased Note to the Investor in lawful money of the United States of America by wire transfer of immediately available funds to the account specified by the Investor, less any Installment Amount or other payment against the obligations evidenced by the Purchased Note received by the Investor after the sale of the Purchased Note by PBC to the Investor. Notwithstanding the foregoing, if PBC fails to pay such Purchase Price on or before the PBC Call Option Date, the notice with respect to such Void Call shall be null and void and the Investor shall be entitled to keep the Purchased Note. In the event the Investor has already sold the Purchased Note to a third party and a Void Call has occurred or the Investor does not elect to permit the repurchase of the Purchased Note, on the PBC Call Closing Date the Investor shall pay to PBC the difference between the Purchase Price paid to PBC and the amount received by the Investor in the third party sale, in each case, with respect to such Purchased Note (net of a pro rata portion of the reasonable fees and expenses in connection therewith reasonably attributable or allocated to such Additional Notes, including, without limitation, such pro rata portion of the reasonable fees and expenses of counsel reasonably attributable or allocated to such Additional Notes) (the “Cash True-Up”).

If the foregoing accurately memorializes our understanding, please countersign and return a copy of this letter to confirm.

Sincerely,

PBC DIGITAL HOLDINGS II, LLC

By:	PBC GP III, LLC, its Manager

By:
Name: Shaun McGruder Title: Manager

CONFIRMED AND AGREED:

TENOR OPPORTUNITY MASTER FUND, LTD.

By:
Name: Title:

Exhibit K

PBC Digital Holdings II, LLC

c/o Palm Beach Capital

505 South Flagler Drive, Suite 1400

West Palm Beach, Florida 33401

Facsimile: (561) 659-9055

August 16, 2012

Hartz Capital Investments, LLC

c/o Empery Asset Management, LP

One Rockefeller Plaza, Suite 1205

New York, NY 10020

Attn: Ryan Lane

Facsimile: 212-608-3307

Re:	Call Right on PBC Digital Holdings II, LLC Additional notes (as defined below)

To whom it may concern:

Reference is hereby made to (a) that certain letter agreement, dated as of August 15, 2012 (the “Letter Agreement”), by and among Digital Domain Media Group, Inc., a Florida corporation (the “Company”) and PBC Digital Holdings II, LLC, a Delaware limited liability company (“PBC”), pursuant to which the Company has issued to PBC a Senior Secured Convertible Note in the principal amount of $5,000,000 (the “Additional Note”) and (b) that certain Securities Purchase Agreement (as amended as of the date hereof, the “Purchase Agreement”), dated as of May 6, 2012, by and among the Company and the initial buyers party thereto. Terms not defined in this letter agreement have the meaning given to them in the Letter Agreement. As a condition to the investor signatory hereto (the “Investor”) executing the Consent (as defined in the Letter Agreement) with respect to the Letter Agreement, PBC hereby further agrees for good and valuable consideration, with the Investor as follows:

1. Subject to paragraph 5 below, at any time after the Additional Closing Date, the Investor may require PBC to sell all of the Additional Note that remains outstanding to the Initial Buyers in accordance herewith (the “Call”) for an aggregate purchase price equal to the then outstanding principal amount of all, but not less than all, of the Additional Note plus any accrued and unpaid interest, late charges, fees, costs, expenses and other amounts due and payable thereon (the “Aggregate Purchase Price”). For the avoidance of doubt, the sale of the Additional Note shall not include the Additional Warrants or any Additional Conversion Shares or Additional Warrant Shares issued to PBC.

2. The Investor may exercise the Call by delivering a written notice to PBC (each, a “Call Notice”) with a copy to each other Initial Buyer (the “Other Investors”) that have executed a letter agreement in the form hereof (the “Other Letter Agreements”), which Call Notice must (x) specify that the Investor has elected to exercise the Call, (y) set forth the Aggregate Purchase Price, the Investor’s Basic Amount (as defined below) and

Undersubscription Amount, if any, that such Investor elects to purchase pursuant to the Call and (z) set forth the proposed closing date, which shall be the third (3rd) Trading Day (as defined in the Notes) immediately following the date of such Call Notice (or such other date as PBC and the Initial Buyers participating in such Call shall mutually agree)(the “Call Closing Date”). Such Call Notice shall be in writing and may be personally delivered, sent by overnight courier or sent by United States mail and shall be deemed to have been given upon receipt. For the purposes hereof, the address and facsimile number set forth above shall be used for such notice purposes hereunder. Each Initial Buyer shall have the right to participate in such Call by delivery of a Call Notice to PBC based on such Initial Buyer’s pro rata portion of the aggregate original principal amount of the Notes purchased hereunder by all Initial Buyers (the “Basic Amount”) and with respect to each Initial Buyer that elects to purchase its Basic Amount by delivering a Call Notice to PBC, any additional portion of the Additional Note attributable to the Basic Amounts of other Initial Buyers as such Initial Buyer shall indicate it will purchase or acquire should the other Initial Buyers subscribe for less than their Basic Amounts (the “Undersubscription Amount”). If the Basic Amounts subscribed for by all Initial Buyers are less than the total of all of the Basic Amounts, then such Initial Buyer who has set forth an Undersubscription Amount in its Call Notice shall be entitled to purchase, in addition to the Basic Amounts subscribed for, the Undersubscription Amount it has subscribed for; provided, however, if the Undersubscription Amounts subscribed for exceed the difference between the total of all the Basic Amounts and the Basic Amounts subscribed for (the “Available Undersubscription Amount”), such Initial Buyer who has subscribed for any Undersubscription Amount shall be entitled to purchase only that portion of the Available Undersubscription Amount as the Basic Amount of such Initial Buyer bears to the total Basic Amounts of all Initial Buyers that have subscribed for Undersubscription Amounts, subject to rounding by the Company to the extent it deems reasonably necessary. Notwithstanding the foregoing, a Call Notice of an Other Investor must be received by PBC no later than the second (2nd) Trading Day after receipt of the initial Call Notice to be eligible to participate in such Call (the “Call Notice Termination Date”). If PBC does not receive Call Notices from Initial Buyers electing, in the aggregate, to purchase the Additional Note in full by the Call Notice Termination Date, all such Call Notices with respect to such Call shall be null and void.

3. On the Call Closing Date, PBC shall deliver the Additional Note and shall assign the Additional Note (or such portion of the Additional Note being purchased by the Investor, as applicable) (the “Purchased Note”) to the Investor as is and without recourse and PBC shall warrant that the Purchased Note is assigned free and clear of any liens or encumbrances created by or through PBC. In exchange for such delivery and assignment, on the Call Closing Date, the Investor shall pay the pro rata portion of the Purchase Price attributable to such Purchased Note (the “Purchase Price”) to PBC in lawful money of the United States of America by wire transfer of immediately available funds to the account specified by PBC. If the Initial Buyers fail to pay the Aggregate Purchase Price on or before the Call Option Date (x) PBC shall notify each non-defaulting Initial Buyer of such default and allocate the portion of the Additional Note to be purchased by such defaulting Initial Buyer (the “Defaulted Purchased Note”) to the other Initial Buyers first, in accordance with the Undersubscription Amounts of such Initial Buyers in accordance with Section 2 above and second, if such Undersubscription Amounts are not sufficient to effect the purchase of the entire Defaulted Purchased Note, in accordance with any amended Call Notice delivered to PBC on or prior to such Call Option Date, (y) the Call Option

Date with respect to the Additional Notes shall be deferred by two Trading Days and (z)such defaulting Initial Buyer shall no longer have a Call right on such Additional Note. For the avoidance of doubt, no Call shall be consummated, and PBC shall be entitled to keep the Additional Note, until PBC has been paid the Aggregate Purchase Price by the Buyers.

4. The right to exercise the Call shall not in any way be limited by any event or circumstance (other than the payment in full or conversion to equity of the Additional Note) affecting the Company or whether or not the Company is in compliance with its obligations under the Additional Note.

5. Notwithstanding anything contained herein to the contrary, PBC shall have no obligation to consummate any Call hereunder (and any Call consummated hereunder shall be null and void) if (i) PBC already has a written agreement to sell the Additional Note, (ii) PBC already has received a bona fide written offer to sell the Additional Note and such sale is consummated within 20 calendar days following the date of such Call Notice or (iii) prior to the date of such Call Notice or during the period commencing on the date of such Call Notice and ending on the 21st calendar day immediately following the Call Closing Date, the Investor sells the Purchased Note at a purchase price greater than the Purchase Price (each of clauses (i), (ii) and (ii) above, a “Void Call”). If a Call is consummated and PBC determines a Void Call has occurred, PBC may deliver written notice to the Investor (the “PBC Call Notice”) that a Void Call has occurred. The PBC Call Notice shall include the proposed closing date for the Cash True-Up (as defined below) (or, at the option of the Investor elected in writing to PBC, the repurchase of the Additional Note), which shall be the third (3rd) Trading Day immediately following the date of such PBC Call Notice (or such other date as PBC and the Initial Buyers that participated in such applicable Call shall mutually agree)(the “PBC Call Closing Date”). Such PBC Call Notice shall be in writing and may be personally delivered, sent by overnight courier or sent by United States mail and shall be deemed to have been given upon receipt. For the purposes hereof, the address and facsimile number set forth above shall be used for such notice purposes hereunder. On the PBC Call Closing Date, if the Investor has delivered a prior written notice to PBC electing to permit the repurchase of the Purchased Note in lieu of the Cash True-Up, the Investor shall deliver the Purchased Note and shall assign the Purchased Note to PBC as is and without recourse and the Investor shall warrant that the Purchased Note is assigned free and clear of any liens or encumbrances created by or through the Investor. In exchange for such delivery and assignment, on or prior to the PBC Call Option Date, PBC shall pay the same Purchase Price received from the Investor for such Purchased Note to the Investor in lawful money of the United States of America by wire transfer of immediately available funds to the account specified by the Investor, less any Installment Amount or other payment against the obligations evidenced by the Purchased Note received by the Investor after the sale of the Purchased Note by PBC to the Investor. Notwithstanding the foregoing, if PBC fails to pay such Purchase Price on or before the PBC Call Option Date, the notice with respect to such Void Call shall be null and void and the Investor shall be entitled to keep the Purchased Note. In the event the Investor has already sold the Purchased Note to a third party and a Void Call has occurred or the Investor does not elect to permit the repurchase of the Purchased Note, on the PBC Call Closing Date the Investor shall pay to PBC the difference between the Purchase Price paid to PBC and the amount received by the Investor in the third party sale, in each case, with respect to such Purchased Note (net of a pro rata portion of the reasonable fees and expenses in connection therewith reasonably attributable or allocated to such Additional Notes, including, without limitation, such pro rata portion of the reasonable fees and expenses of counsel reasonably attributable or allocated to such Additional Notes) (the “Cash True-Up”).

If the foregoing accurately memorializes our understanding, please countersign and return a copy of this letter to confirm.

Sincerely,

PBC DIGITAL HOLDINGS II, LLC

By:	PBC GP III, LLC, its Manager

By:
Name: Shaun McGruder Title: Manager

CONFIRMED AND AGREED:

HARTZ CAPITAL INVESTMENTS, LLC

By:
Name: Title:

Exhibit L

PBC Digital Holdings II, LLC

c/o Palm Beach Capital

505 South Flagler Drive, Suite 1400

West Palm Beach, Florida 33401

Facsimile: (561) 659-9055

August 16, 2012

Empery Asset Master, Ltd.

c/o Empery Asset Management, LP

One Rockefeller Plaza, Suite 1205

New York, NY 10020

Attn: Ryan Lane

Facsimile: 212-608-3307

Re:	Call Right on PBC Digital Holdings II, LLC Additional notes (as defined below)

To whom it may concern:

Reference is hereby made to (a) that certain letter agreement, dated as of August 15, 2012 (the “Letter Agreement”), by and among Digital Domain Media Group, Inc., a Florida corporation (the “Company”) and PBC Digital Holdings II, LLC, a Delaware limited liability company (“PBC”), pursuant to which the Company has issued to PBC a Senior Secured Convertible Note in the principal amount of $5,000,000 (the “Additional Note”) and (b) that certain Securities Purchase Agreement (as amended as of the date hereof, the “Purchase Agreement”), dated as of May 6, 2012, by and among the Company and the initial buyers party thereto. Terms not defined in this letter agreement have the meaning given to them in the Letter Agreement. As a condition to the investor signatory hereto (the “Investor”) executing the Consent (as defined in the Letter Agreement) with respect to the Letter Agreement, PBC hereby further agrees for good and valuable consideration, with the Investor as follows:

1. Subject to paragraph 5 below, at any time after the Additional Closing Date, the Investor may require PBC to sell all of the Additional Note that remains outstanding to the Initial Buyers in accordance herewith (the “Call”) for an aggregate purchase price equal to the then outstanding principal amount of all, but not less than all, of the Additional Note plus any accrued and unpaid interest, late charges, fees, costs, expenses and other amounts due and payable thereon (the “Aggregate Purchase Price”). For the avoidance of doubt, the sale of the Additional Note shall not include the Additional Warrants or any Additional Conversion Shares or Additional Warrant Shares issued to PBC.

2. The Investor may exercise the Call by delivering a written notice to PBC (each, a “Call Notice”) with a copy to each other Initial Buyer (the “Other Investors”) that have executed a letter agreement in the form hereof (the “Other Letter Agreements”), which Call Notice must (x) specify that the Investor has elected to exercise the Call, (y) set forth the Aggregate Purchase Price, the Investor’s Basic Amount (as defined below) and

Undersubscription Amount, if any, that such Investor elects to purchase pursuant to the Call and (z) set forth the proposed closing date, which shall be the third (3rd) Trading Day (as defined in the Notes) immediately following the date of such Call Notice (or such other date as PBC and the Initial Buyers participating in such Call shall mutually agree)(the “Call Closing Date”). Such Call Notice shall be in writing and may be personally delivered, sent by overnight courier or sent by United States mail and shall be deemed to have been given upon receipt. For the purposes hereof, the address and facsimile number set forth above shall be used for such notice purposes hereunder. Each Initial Buyer shall have the right to participate in such Call by delivery of a Call Notice to PBC based on such Initial Buyer’s pro rata portion of the aggregate original principal amount of the Notes purchased hereunder by all Initial Buyers (the “Basic Amount”) and with respect to each Initial Buyer that elects to purchase its Basic Amount by delivering a Call Notice to PBC, any additional portion of the Additional Note attributable to the Basic Amounts of other Initial Buyers as such Initial Buyer shall indicate it will purchase or acquire should the other Initial Buyers subscribe for less than their Basic Amounts (the “Undersubscription Amount”). If the Basic Amounts subscribed for by all Initial Buyers are less than the total of all of the Basic Amounts, then such Initial Buyer who has set forth an Undersubscription Amount in its Call Notice shall be entitled to purchase, in addition to the Basic Amounts subscribed for, the Undersubscription Amount it has subscribed for; provided, however, if the Undersubscription Amounts subscribed for exceed the difference between the total of all the Basic Amounts and the Basic Amounts subscribed for (the “Available Undersubscription Amount”), such Initial Buyer who has subscribed for any Undersubscription Amount shall be entitled to purchase only that portion of the Available Undersubscription Amount as the Basic Amount of such Initial Buyer bears to the total Basic Amounts of all Initial Buyers that have subscribed for Undersubscription Amounts, subject to rounding by the Company to the extent it deems reasonably necessary. Notwithstanding the foregoing, a Call Notice of an Other Investor must be received by PBC no later than the second (2nd) Trading Day after receipt of the initial Call Notice to be eligible to participate in such Call (the “Call Notice Termination Date”). If PBC does not receive Call Notices from Initial Buyers electing, in the aggregate, to purchase the Additional Note in full by the Call Notice Termination Date, all such Call Notices with respect to such Call shall be null and void.

3. On the Call Closing Date, PBC shall deliver the Additional Note and shall assign the Additional Note (or such portion of the Additional Note being purchased by the Investor, as applicable) (the “Purchased Note”) to the Investor as is and without recourse and PBC shall warrant that the Purchased Note is assigned free and clear of any liens or encumbrances created by or through PBC. In exchange for such delivery and assignment, on the Call Closing Date, the Investor shall pay the pro rata portion of the Purchase Price attributable to such Purchased Note (the “Purchase Price”) to PBC in lawful money of the United States of America by wire transfer of immediately available funds to the account specified by PBC. If the Initial Buyers fail to pay the Aggregate Purchase Price on or before the Call Option Date (x) PBC shall notify each non-defaulting Initial Buyer of such default and allocate the portion of the Additional Note to be purchased by such defaulting Initial Buyer (the “Defaulted Purchased Note”) to the other Initial Buyers first, in accordance with the Undersubscription Amounts of such Initial Buyers in accordance with Section 2 above and second, if such Undersubscription Amounts are not sufficient to effect the purchase of the entire Defaulted Purchased Note, in accordance with any amended Call Notice delivered to PBC on or prior to such Call Option Date, (y) the Call Option

Date with respect to the Additional Notes shall be deferred by two Trading Days and (z)such defaulting Initial Buyer shall no longer have a Call right on such Additional Note. For the avoidance of doubt, no Call shall be consummated, and PBC shall be entitled to keep the Additional Note, until PBC has been paid the Aggregate Purchase Price by the Buyers.

4. The right to exercise the Call shall not in any way be limited by any event or circumstance (other than the payment in full or conversion to equity of the Additional Note) affecting the Company or whether or not the Company is in compliance with its obligations under the Additional Note.

5. Notwithstanding anything contained herein to the contrary, PBC shall have no obligation to consummate any Call hereunder (and any Call consummated hereunder shall be null and void) if (i) PBC already has a written agreement to sell the Additional Note, (ii) PBC already has received a bona fide written offer to sell the Additional Note and such sale is consummated within 20 calendar days following the date of such Call Notice or (iii) prior to the date of such Call Notice or during the period commencing on the date of such Call Notice and ending on the 21st calendar day immediately following the Call Closing Date, the Investor sells the Purchased Note at a purchase price greater than the Purchase Price (each of clauses (i), (ii) and (ii) above, a “Void Call”). If a Call is consummated and PBC determines a Void Call has occurred, PBC may deliver written notice to the Investor (the “PBC Call Notice”) that a Void Call has occurred. The PBC Call Notice shall include the proposed closing date for the Cash True-Up (as defined below) (or, at the option of the Investor elected in writing to PBC, the repurchase of the Additional Note), which shall be the third (3rd) Trading Day immediately following the date of such PBC Call Notice (or such other date as PBC and the Initial Buyers that participated in such applicable Call shall mutually agree)(the “PBC Call Closing Date”). Such PBC Call Notice shall be in writing and may be personally delivered, sent by overnight courier or sent by United States mail and shall be deemed to have been given upon receipt. For the purposes hereof, the address and facsimile number set forth above shall be used for such notice purposes hereunder. On the PBC Call Closing Date, if the Investor has delivered a prior written notice to PBC electing to permit the repurchase of the Purchased Note in lieu of the Cash True-Up, the Investor shall deliver the Purchased Note and shall assign the Purchased Note to PBC as is and without recourse and the Investor shall warrant that the Purchased Note is assigned free and clear of any liens or encumbrances created by or through the Investor. In exchange for such delivery and assignment, on or prior to the PBC Call Option Date, PBC shall pay the same Purchase Price received from the Investor for such Purchased Note to the Investor in lawful money of the United States of America by wire transfer of immediately available funds to the account specified by the Investor, less any Installment Amount or other payment against the obligations evidenced by the Purchased Note received by the Investor after the sale of the Purchased Note by PBC to the Investor. Notwithstanding the foregoing, if PBC fails to pay such Purchase Price on or before the PBC Call Option Date, the notice with respect to such Void Call shall be null and void and the Investor shall be entitled to keep the Purchased Note. In the event the Investor has already sold the Purchased Note to a third party and a Void Call has occurred or the Investor does not elect to permit the repurchase of the Purchased Note, on the PBC Call Closing Date the Investor shall pay to PBC the difference between the Purchase Price paid to PBC and the amount received by the Investor in the third party sale, in each case, with respect to such Purchased Note (net of a pro rata portion of the reasonable fees and expenses in connection therewith reasonably attributable or allocated to such Additional Notes, including, without limitation, such pro rata portion of the reasonable fees and expenses of counsel reasonably attributable or allocated to such Additional Notes) (the “Cash True-Up”).

If the foregoing accurately memorializes our understanding, please countersign and return a copy of this letter to confirm.

Sincerely,

PBC DIGITAL HOLDINGS II, LLC

By:	PBC GP III, LLC, its Manager

By:
Name: Shaun McGruder Title: Manager

CONFIRMED AND AGREED:

EMPERY ASSET MASTER, LTD.

By:
Name: Title:

Exhibit M

PBC Digital Holdings II, LLC

c/o Palm Beach Capital

505 South Flagler Drive, Suite 1400

West Palm Beach, Florida 33401

Facsimile: (561) 659-9055

August 16, 2012

Hudson Bay Master Fund Ltd.

777 Third Avenue, 30th Floor

New York, NY 10017

Attention: Yoav Roth

Facsimile: (212) 571-1279

Re:	Call Right on PBC Digital Holdings II, LLC Additional notes (as defined below)

To whom it may concern:

Reference is hereby made to (a) that certain letter agreement, dated as of August 15, 2012 (the “Letter Agreement”), by and among Digital Domain Media Group, Inc., a Florida corporation (the “Company”) and PBC Digital Holdings II, LLC, a Delaware limited liability company (“PBC”), pursuant to which the Company has issued to PBC a Senior Secured Convertible Note in the principal amount of $5,000,000 (the “Additional Note”) and (b) that certain Securities Purchase Agreement (as amended as of the date hereof, the “Purchase Agreement”), dated as of May 6, 2012, by and among the Company and the initial buyers party thereto. Terms not defined in this letter agreement have the meaning given to them in the Letter Agreement. As a condition to the investor signatory hereto (the “Investor”) executing the Consent (as defined in the Letter Agreement) with respect to the Letter Agreement, PBC hereby further agrees for good and valuable consideration, with the Investor as follows:

1. Subject to paragraph 5 below, at any time after the Additional Closing Date, the Investor may require PBC to sell all of the Additional Note that remains outstanding to the Initial Buyers in accordance herewith (the “Call”) for an aggregate purchase price equal to the then outstanding principal amount of all, but not less than all, of the Additional Note plus any accrued and unpaid interest, late charges, fees, costs, expenses and other amounts due and payable thereon (the “Aggregate Purchase Price”). For the avoidance of doubt, the sale of the Additional Note shall not include the Additional Warrants or any Additional Conversion Shares or Additional Warrant Shares issued to PBC.

2. The Investor may exercise the Call by delivering a written notice to PBC (each, a “Call Notice”) with a copy to each other Initial Buyer (the “Other Investors”) that have executed a letter agreement in the form hereof (the “Other Letter Agreements”), which Call Notice must (x) specify that the Investor has elected to exercise the Call, (y) set forth the Aggregate Purchase Price, the Investor’s Basic Amount (as defined below) and Undersubscription Amount, if any, that such Investor elects to purchase pursuant to the Call and

(z) set forth the proposed closing date, which shall be the third (3rd) Trading Day (as defined in the Notes) immediately following the date of such Call Notice (or such other date as PBC and the Initial Buyers participating in such Call shall mutually agree)(the “Call Closing Date”). Such Call Notice shall be in writing and may be personally delivered, sent by overnight courier or sent by United States mail and shall be deemed to have been given upon receipt. For the purposes hereof, the address and facsimile number set forth above shall be used for such notice purposes hereunder. Each Initial Buyer shall have the right to participate in such Call by delivery of a Call Notice to PBC based on such Initial Buyer’s pro rata portion of the aggregate original principal amount of the Notes purchased hereunder by all Initial Buyers (the “Basic Amount”) and with respect to each Initial Buyer that elects to purchase its Basic Amount by delivering a Call Notice to PBC, any additional portion of the Additional Note attributable to the Basic Amounts of other Initial Buyers as such Initial Buyer shall indicate it will purchase or acquire should the other Initial Buyers subscribe for less than their Basic Amounts (the “Undersubscription Amount”). If the Basic Amounts subscribed for by all Initial Buyers are less than the total of all of the Basic Amounts, then such Initial Buyer who has set forth an Undersubscription Amount in its Call Notice shall be entitled to purchase, in addition to the Basic Amounts subscribed for, the Undersubscription Amount it has subscribed for; provided, however, if the Undersubscription Amounts subscribed for exceed the difference between the total of all the Basic Amounts and the Basic Amounts subscribed for (the “Available Undersubscription Amount”), such Initial Buyer who has subscribed for any Undersubscription Amount shall be entitled to purchase only that portion of the Available Undersubscription Amount as the Basic Amount of such Initial Buyer bears to the total Basic Amounts of all Initial Buyers that have subscribed for Undersubscription Amounts, subject to rounding by the Company to the extent it deems reasonably necessary. Notwithstanding the foregoing, a Call Notice of an Other Investor must be received by PBC no later than the second (2nd) Trading Day after receipt of the initial Call Notice to be eligible to participate in such Call (the “Call Notice Termination Date”). If PBC does not receive Call Notices from Initial Buyers electing, in the aggregate, to purchase the Additional Note in full by the Call Notice Termination Date, all such Call Notices with respect to such Call shall be null and void.

3. On the Call Closing Date, PBC shall deliver the Additional Note and shall assign the Additional Note (or such portion of the Additional Note being purchased by the Investor, as applicable) (the “Purchased Note”) to the Investor as is and without recourse and PBC shall warrant that the Purchased Note is assigned free and clear of any liens or encumbrances created by or through PBC. In exchange for such delivery and assignment, on the Call Closing Date, the Investor shall pay the pro rata portion of the Purchase Price attributable to such Purchased Note (the “Purchase Price”) to PBC in lawful money of the United States of America by wire transfer of immediately available funds to the account specified by PBC. If the Initial Buyers fail to pay the Aggregate Purchase Price on or before the Call Option Date (x) PBC shall notify each non-defaulting Initial Buyer of such default and allocate the portion of the Additional Note to be purchased by such defaulting Initial Buyer (the “Defaulted Purchased Note”) to the other Initial Buyers first, in accordance with the Undersubscription Amounts of such Initial Buyers in accordance with Section 2 above and second, if such Undersubscription Amounts are not sufficient to effect the purchase of the entire Defaulted Purchased Note, in accordance with any amended Call Notice delivered to PBC on or prior to such Call Option Date, (y) the Call Option Date with respect to the Additional Notes shall be deferred by two Trading Days and (z)such defaulting Initial Buyer shall no longer have a Call right on such Additional Note. For the avoidance of doubt, no Call shall be consummated, and PBC shall be entitled to keep the Additional Note, until PBC has been paid the Aggregate Purchase Price by the Buyers.

4. The right to exercise the Call shall not in any way be limited by any event or circumstance (other than the payment in full or conversion to equity of the Additional Note) affecting the Company or whether or not the Company is in compliance with its obligations under the Additional Note.

5. Notwithstanding anything contained herein to the contrary, PBC shall have no obligation to consummate any Call hereunder (and any Call consummated hereunder shall be null and void) if (i) PBC already has a written agreement to sell the Additional Note, (ii) PBC already has received a bona fide written offer to sell the Additional Note and such sale is consummated within 20 calendar days following the date of such Call Notice or (iii) prior to the date of such Call Notice or during the period commencing on the date of such Call Notice and ending on the 21st calendar day immediately following the Call Closing Date, the Investor sells the Purchased Note at a purchase price greater than the Purchase Price (each of clauses (i), (ii) and (ii) above, a “Void Call”). If a Call is consummated and PBC determines a Void Call has occurred, PBC may deliver written notice to the Investor (the “PBC Call Notice”) that a Void Call has occurred. The PBC Call Notice shall include the proposed closing date for the Cash True-Up (as defined below) (or, at the option of the Investor elected in writing to PBC, the repurchase of the Additional Note), which shall be the third (3rd) Trading Day immediately following the date of such PBC Call Notice (or such other date as PBC and the Initial Buyers that participated in such applicable Call shall mutually agree)(the “PBC Call Closing Date”). Such PBC Call Notice shall be in writing and may be personally delivered, sent by overnight courier or sent by United States mail and shall be deemed to have been given upon receipt. For the purposes hereof, the address and facsimile number set forth above shall be used for such notice purposes hereunder. On the PBC Call Closing Date, if the Investor has delivered a prior written notice to PBC electing to permit the repurchase of the Purchased Note in lieu of the Cash True-Up, the Investor shall deliver the Purchased Note and shall assign the Purchased Note to PBC as is and without recourse and the Investor shall warrant that the Purchased Note is assigned free and clear of any liens or encumbrances created by or through the Investor. In exchange for such delivery and assignment, on or prior to the PBC Call Option Date, PBC shall pay the same Purchase Price received from the Investor for such Purchased Note to the Investor in lawful money of the United States of America by wire transfer of immediately available funds to the account specified by the Investor, less any Installment Amount or other payment against the obligations evidenced by the Purchased Note received by the Investor after the sale of the Purchased Note by PBC to the Investor. Notwithstanding the foregoing, if PBC fails to pay such Purchase Price on or before the PBC Call Option Date, the notice with respect to such Void Call shall be null and void and the Investor shall be entitled to keep the Purchased Note. In the event the Investor has already sold the Purchased Note to a third party and a Void Call has occurred or the Investor does not elect to permit the repurchase of the Purchased Note, on the PBC Call Closing Date the Investor shall pay to PBC the difference between the Purchase Price paid to PBC and the amount received by the Investor in the third party sale, in each case, with respect to such Purchased Note (net of a pro rata portion of the reasonable fees and expenses in connection therewith reasonably attributable or allocated to such Additional Notes, including, without limitation, such pro rata portion of the reasonable fees and expenses of counsel reasonably attributable or allocated to such Additional Notes) (the “Cash True-Up”).

If the foregoing accurately memorializes our understanding, please countersign and return a copy of this letter to confirm.

Sincerely,

PBC DIGITAL HOLDINGS II, LLC

By:	PBC GP III, LLC, its Manager

By:
Name: Shaun McGruder Title: Manager

CONFIRMED AND AGREED:

HUDSON BAY MASTER FUND LTD.

By:
Name: Title: